

November 4, 2013

<u>Via Email</u>
Ken Martin
Chief Executive Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, Washington 98033

> **Re:** **Hitor Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Amendment No. 2 to Form 10-K for the Fiscal Year**
>   **Ended December 31, 2012**
> **Filed October 24, 2013**
> **File No. 000-54581**

Dear Mr. Martin:

We have reviewed your letter dated October 24, 2013 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibits 31 and 32: Section 302 and 906 Certifications

1. We note that you did not file certifications under Sections 302 and 906 with this amendment. As required by Reg. §240.12b-15, please re-file your amendment to include new certifications (as specified in §240.13a-14(a) or §240.15d-14(a) and §240.13a-14(b) or §240.15d-14(b)) by each principal executive and principal financial officer of the company.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 202-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant